Exhibit 99.1

SUNCOAST BANCORP, INC. AND SUBSIDIARY

Sarasota, Florida

Audited Consolidated Financial Statements

At December 31, 2004 and 2003 and for the Years Then Ended

(Together with Independent Registered Public Accounting Firm)

Report of Independent Registered Public Accounting Firm

SunCoast Bancorp, Inc.

Sarasota, Florida:

We have audited the accompanying consolidated balance sheets of SunCoast Bancorp, Inc. and Subsidiary (the “Company”) as of December 31, 2004 and 2003, and the related consolidated statements of earnings, stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ HACKER, JOHNSON & SMITH PA

Tampa, Florida

March 14, 2005

SUNCOAST BANCORP, INC. AND SUBSIDIARY

Consolidated Balance Sheets

($ in thousands, except share amounts)

	At December 31,
	2004	2003
Assets
Cash and due from banks	$3,427	3,580
Interest-bearing deposits with banks	58	507
Federal funds sold	3,393	6,326

Total cash and cash equivalents	6,878	10,413
Securities available for sale	9,446	10,133
Loans, net of allowance for loan losses of $864 and $ 654	81,442	60,460
Premises and equipment, net	1,871	344
Federal Reserve Bank stock, at cost	225	219
Federal Home Loan Bank stock, at cost	166	151
Deferred tax assets	398	673
Accrued interest receivable	315	250
Other assets	152	123

Total assets	$100,893	82,766

Liabilities and Stockholders’ Equity
Liabilities:
Noninterest-bearing demand deposits	8,883	6,284
Savings and NOW deposits	7,699	5,680
Money-market deposits	32,908	38,587
Time deposits	35,346	24,126

Total deposits	84,836	74,677
Federal funds purchased	1,987	—
Other borrowings	—	501
Other liabilities	277	136

Total liabilities	87,100	75,314

Commitments and contingencies (Notes 4 and 7)
Stockholders’ equity:
Preferred stock, par value $.01 per share, 3,000,000 shares authorized, of which 780,000 designated as manditorily convertible preferred stock $10 and $12.50 liquidation value, of which 705,400 and 225,400 shares issued and outstanding as of December 31, 2003 and 2004, respectively	7	2
Common stock par value $ 0.1 per share, 10,000,000 shares authorized; 734,981 shares issued and outstanding as of December 31, 2003 and 2004, respectively	7	7
Additional paid-in capital	15,109	8,611
Accumulated deficit	(1,294)	(1,125)
Accumulated other comprehensive income (loss)	(36)	(43)

Total stockholders’ equity	13,793	7,452

Total liabilities and stockholders’ equity	$100,893	82,766

See Accompanying Notes to Consolidated Financial Statements.

SUNCOAST BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Earnings

($ in thousands, except share amounts)

	Years Ended December 31,
	2004	2003
Interest income:
Loans	$4,172	3,026
Securities	379	381
Other interest-earning assets	107	42

Total interest income	4,658	3,449

Interest expense:
Deposits	1,649	1,249
Other borrowings	2	11

Total interest expense	1,651	1,260

Net interest income	3,007	2,189

Provision for loan losses	210	136

Net interest income after provision for loan losses	2,797	2,053

Noninterest income:
Service charges on deposit accounts	46	39
Other service charges and fees	59	50
Loss on sale of securities available for sale	—	(1)
Other	3	2

Total noninterest income	108	90

Noninterest expense:
Salaries and employee benefits	1,246	1,042
Occupancy	389	340
Professional fees	169	143
Data processing	140	125
Stationery and supplies	91	69
Other	157	190

Total noninterest expense	2,192	1,909

Earnings before income taxes	713	234
Income taxes	271	89

Net earnings	442	145
Accrued preferred stock dividends	(175)	(46)

Net earnings applicable to common stockholders	$267	99

Earnings per share, basic	$.36	.13

Earnings per share, diluted	$.27	.13

See Accompanying Notes to Consolidated Financial Statements.

SUNCOAST BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Changes in Stockholders’ Equity

(in thousands)

	Preferred Stock	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity
Balance at December 31, 2002	$—	7	6,394	(1,224)	80	5,257

Comprehensive income:
Net earnings	—	—	—	145	—	145
Net change in unrealized gain on securities available for sale net of taxes	—	—	—	—	(123)	(123)

Comprehensive income						22

Sale of preferred stock, net of issuance costs of $35	2	—	2,217	—	—	2,219
Preferred stock dividend	—	—	—	(46)	—	(46)

Balance at December 31, 2003	2	7	8,611	(1,125)	(43)	7,452

Comprehensive income:
Net earnings	—	—	—	442	—	442
Net change in unrealized loss on securities available for sale net of taxes	—	—	—	—	7	7

Comprehensive income	—	—	—	—	—	449

Common stock dividend (unaudited)	—	—	436	(436)	—	—
Sale of preferred stock, net of issuance costs of $87	5	—	5,907	—	—	5,912
Preferred stock dividend	—	—	155	(175)	—	(20)

Balance at December 31, 2004	$7	7	15,109	(1,294)	(36)	13,793

See Accompanying Notes to Consolidated Financial Statements.

SUNCOAST BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows

(In thousands)

	Years Ended December 31,
	2004	2003
Cash flows from operating activities:
Net earnings	$442	145
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation	137	119
Provision for loan losses	210	136
Net amortization of loan fees	27	11
Provision for deferred income taxes	271	89
Loss on sale of securities available for sale	—	1
Write-down of foreclosed real estate	—	17
Increase in accrued interest receivable	(65)	(21)
Increase in other assets	(29)	(8)
Increase in other liabilities	121	11

Net cash provided by operating activities	1,114	500

Cash flows from investing activities:
Purchase of securities available for sale	(1,979)	(9,020)
Proceeds from sale of securities available for sale	1,000	4,644
Repayments of securities available for sale	1,677	2,735
Net increase in loans	(21,219)	(20,014)
Purchase of premises and equipment	(1,664)	(25)
Purchase of Federal Home Loan Bank stock	(15)	(42)
Purchase of Federal Reserve Bank stock	(6)	(85)

Net cash used in investing activities	(22,206)	(21,807)

Cash flows from financing activities:
Net increase in deposits	10,159	20,043
Issuance of preferred stock, net	5,912	2,219
Net increase (decrease) in federal funds purchased and other borrowings	1,486	(525)

Net cash provided by financing activities	17,557	21,737

Net increase in cash and cash equivalents	(3,535)	430
Cash and cash equivalents at beginning of year	10,413	9,983

Cash and cash equivalents at end of year	$6,878	10,413

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest	$1,618	1,262

Income taxes	$—	—

Noncash transactions:
Accumulated other comprehensive income, net change in unrealized gain on securities available for sale, net of tax	$7	(123)

Transfer from foreclosed real estate to loans	$—	136

Preferred stock dividends payable	$(66)	(46)

See Accompanying Notes to Consolidated Financial Statements.

SUNCOAST BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

At December 31, 2004 and 2003 and for the Years Then Ended

(1)	Summary of Significant Accounting Policies

Organization. SunCoast Bancorp, Inc. (the “Holding Company”) owns 100% of the outstanding common stock of SunCoast Bank (formerly Suncoast National Bank) (the “Bank”) (collectively the “Company”). The Holding Company was organized simultaneously with the Bank and its only business is the ownership and operation of the Bank. The Bank was incorporated under the laws of the United States and received its charter from the Comptroller of the Currency. Effective January 1, 2003, the Bank converted its charter to a state (Florida) chartered commercial bank and changed its name to SunCoast Bank. The Bank’s deposits are insured by the Federal Deposit Insurance Corporation. The Bank provides a variety of community banking services to businesses and individuals through its two banking offices located in Sarasota County, Florida.

Basis of Presentation. The accompanying consolidated financial statements include the accounts of the Holding Company and the Bank. All significant intercompany accounts and transactions have been eliminated in consolidation.

The accounting and reporting policies of the Company conform to U.S. generally accepted accounting principles and to general practices within the banking industry. The following summarizes the more significant of these policies and practices.

Use of Estimates. In preparing consolidated financial statements in conformity with U.S. generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and deferred tax assets.

Cash and Cash Equivalents. For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash and balances due from banks, interest-bearing deposits with banks and federal funds sold, all with maturities of less than ninety days.

The Bank is required by law or regulation to maintain cash reserves. The Bank met its reserves with cash on hand at December 31, 2004 and 2003.

Securities. The Company may classify its securities as either trading, held to maturity or available for sale. Trading securities are held principally for resale and recorded at their fair values. Unrealized gains and losses on trading securities are included immediately in earnings. Held-to-maturity securities are those which the Company has the positive intent and ability to hold to maturity and are reported at amortized cost. Available-for-sale securities consist of securities not classified as trading securities nor as held-to-maturity securities. Unrealized holding gains and losses, net of tax, on available-for-sale securities are excluded from earnings and reported in other comprehensive income (loss). Gains and losses on the sale of available-for-sale securities are recorded on the trade date and are determined using the specific-identification method. Premiums and discounts on securities available for sale are recognized in interest income using the interest method over the period to maturity.

(continued)

SUNCOAST BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(1)	Summary of Significant Accounting Policies, Continued

Loans. Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans.

Loan origination fees are deferred and certain direct origination costs are capitalized. Both are recognized as an adjustment of the yield of the related loan.

The accrual of interest on loans is discontinued at the time the loan is ninety days delinquent unless the loan is well-collateralized and in process of collection. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses. The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific and general components. The specific component relates to loans that are classified as either doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers nonclassified loans and is based on historical industry loss experience adjusted for qualitative factors.

(continued)

SUNCOAST BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(1)	Summary of Significant Accounting Policies, Continued

Allowance for Loan Losses, Continued. A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and commercial real estate loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures.

Premises and Equipment. Land is stated at cost. Furniture, fixtures, equipment and leasehold improvements are carried at cost, less accumulated depreciation and amortization computed using the straight-line method over the shorter of the lease term or the estimated useful life of each type of asset.

Transfer of Financial Assets. Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Income Taxes. Deferred income tax assets and liabilities are recorded to reflect the tax consequences on future years of temporary differences between revenues and expenses reported for financial statement and those reported for income tax purposes. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. Valuation allowances are provided against assets which are not likely to be realized.

(continued)

SUNCOAST BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(1)	Summary of Significant Accounting Policies, Continued

Stock Compensation Plans. Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, as amended by SFAS 148, Accounting for Stock-Based Compensation Transition and Disclosure (collectively “SFAS No. 123”) encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB No. 25”), whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock.

The Company accounts for its stock option plans under the recognition and measurement principles of APB No. 25. No stock-based employee compensation cost is reflected in net earnings, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. All per share amounts reflect the 5% stock dividend declared on August 10, 2004. The following table illustrates the effect on net earnings and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation (in thousands, except per share amounts).

	Year Ended December 31,
	2004	2003
Net earnings applicable to common stockholders	$267	99
Deduct: Total stock-based employee compensation determined under the fair value based method for all awards, net of related tax effect	25	18

Proforma net earnings applicable to common stockholders	$242	81

Earnings per share:
As reported, basic	$.36	.13

Proforma earnings per share:
Basic	$.33	.11

Net earnings	$442	145
Deduct: Total stock-based employee compensation determined under the fair value based method for all awards, net of related tax effect	25	18

Proforma net earnings	$417	127

Earnings per share:
As reported, diluted	$.27	.13

Proforma diluted	$.26	.11

(continued)

SUNCOAST BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(1)	Summary of Significant Accounting Policies, Continued

Stock Compensation Plans, Continued. There were no options granted during the year ended December 31, 2003. The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

For the Year Ended December 31, 2004
Weighted-average risk-free interest rate	4.52%
Dividend yield	—%
Volatility	30%
Expected life in years	10
Weighted-average grant date fair value of options granted during the year	$5.76

Comprehensive Income. Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net earnings. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the consolidated balance sheet, such items, along with net earnings, are components of comprehensive income. The components of comprehensive income and related tax effects are as follows (in thousands):

	Years Ended December 31,
	2004	2003
Unrealized holding (losses) gains on available-for-sale securities	$11	(200)
Reclassification adjustment for losses realized in operations	—	1

Net unrealized gains (losses)	11	(199)
Tax effect	4	(76)

Net-of-tax amount	$7	(123)

Earnings Per Share. Basic earnings per share is computed on the basis of the weighted-average number of common shares outstanding. Diluted earnings per share is computed based on the weighted-average number of shares outstanding plus the effect of outstanding stock options, computed using the treasury stock method and convertible preferred stock using the if converted method. All per share amounts reflect the 5% common stock dividend declared August 10, 2004.

Off-Balance-Sheet Financial Instruments. In the ordinary course of business the Company has entered into off-balance-sheet financial instruments consisting of commitments to extend credit, unused lines of credit and standby letters of credit. Such financial instruments are recorded in the consolidated financial statements when they are funded.

(continued)

SUNCOAST BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(1)	Summary of Significant Accounting Policies, Continued

Fair Values of Financial Instruments, Continued. The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company. The following methods and assumptions were used by the Company in estimating fair values of financial instruments:

Cash and Cash Equivalents. The carrying amounts of cash and cash equivalents approximate their fair value.

Securities. Fair values for securities available for sale are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. The carrying value of Federal Reserve Bank stock and Federal Home Loan Bank stock approximates fair value.

Loans. For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for fixed-rate mortgage (e.g. one-to-four family residential), commercial real estate and commercial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for nonperforming loans are estimated using discounted cash flow analysis or underlying collateral values, where applicable.

Accrued Interest Receivable. Book value approximates fair value.

Deposit Liabilities. The fair values disclosed for demand, NOW, money-market and savings deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). Fair values for fixed-rate time deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered on time deposits to a schedule of aggregated expected monthly maturities of time deposits.

Other Borrowings and Federal Funds Purchased. The carrying amounts of other borrowings approximate their fair values.

Off-Balance-Sheet Instruments. Fair values for off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standing.

Advertising. The Company expenses all advertising as incurred.

(continued)

SUNCOAST BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(1)	Summary of Significant Accounting Policies, Continued

Recent Pronouncements. In December 2003, the American Institute of Certified Public Accountants issued Statement of Position 03-3, “Accounting for Certain Loans and Debt Securities Acquired in a Transfer” (SOP 03-3). SOP 03-3 addresses accounting for differences between contractual cash flows expected to be collected and an investor’s initial investment in loans or debt securities acquired in a transfer if those differences are attributable, at least in part, to credit quality. SOP 03-3 also prohibits “carrying over” or creation of valuation allowances in the initial accounting of all loans acquired in a transfer that are within the scope of SOP 03-3. The prohibition of the valuation allowance carryover applies to the purchase of an individual loan, a pool of loans, a group of loans, and loans acquired in a purchase business combination. SOP 03-3 is effective for loans acquired in fiscal years beginning after December 15, 2004. The Company does not anticipate that the adoption of SOP 03-3 will have a material impact on its consolidated financial condition or result of operations.

In March 2004, the Emerging Issues Task Force reached a consensus on Issue 03-1, “Meaning of Other Than Temporary Impairment” (Issue 03-1). The Task Force reached a consensus on an other-than-temporary impairment model for debt and equity securities accounted for under Statement of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities” and cost method investments, and required certain additional financial statement disclosures. The implementation of the “Other-Than-Temporary Impairment” component of this consensus has been postponed. Management cannot determine the effect of the adoption of this guidance on the Company’s consolidated financial condition or results of operations.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets-an Amendment to APB opinion No. 29.” This Statement addresses the measurement of exchanges of nonmonetary assets. The statement is effective for fiscal periods beginning after June 15, 2005. Management believes this Statement will not have a material effect on the Company’s consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share Based Payment.” This Statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments, which includes stock options and warrants, based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award. Public entities will adopt this Statement using a modified version of prospective application. Under this application, this Statement will apply to new awards and to awards modified, repurchased, or cancelled after the required effective date and to awards not yet vested that exist as of the effective date. This Statement is effective as of the beginning of the first interim or annual reporting period that begins after December 15, 2005. Management has not yet determined what effect this Statement will have on the Company’s 2006 consolidated financial statements.

(continued)

SUNCOAST BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(2)	Securities Available for Sale

Securities have been classified according to management’s intent. The carrying amount of securities and their approximate fair values are summarized as follows (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
At December 31, 2004:
U.S. Government agency securities	$2,000	6	—	2,006
Mortgage-backed securities	7,506	14	(86)	7,434
Equity securities	—	6	—	6

	$9,506	26	(86)	9,446

At December 31, 2003:
U.S. Government agency securities	2,997	14	—	3,011
Mortgage-backed securities	7,207	—	(85)	7,122

	$10,204	14	(85)	10,133

Securities sold during 2004 and 2003 are as follows (in thousands):

	Years Ended December 31,
	2004	2003
Gross proceeds	$1,000	4,644

Gross gains	—	—
Gross losses	—	(1)

Net loss	$—	(1)

The scheduled maturities of securities at December 31, 2004 are as follows (in thousands):

	Amortized Cost	Fair Value
Due from one to five years	$1,000	1,001
Due from five to ten years	1,000	1,005
Mortgage-backed securities	7,506	7,434
Equity securities	—	6

	$9,506	9,446

(continued)

SUNCOAST BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(2)	Securities Available for Sale, Continued

Securities with gross unrealized losses at December 31, 2004, aggregated by investment category and length of time that individual securities have been in a continuous loss position, is as follows (in thousands):

	Less Than Twelve Months		Over Twelve Months
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
Securities available for sale:
Mortgage-backed securities	$(52)	2,721	(34)	3,269

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

The unrealized losses on investment securities available for sale were caused by interest rate changes. It is expected that the securities would not be settled at a price less than the par value of the investments. Because the decline in fair value is attributable to changes in interest rates and not credit quality, and because the Company has the ability and intent to hold these investments until a market price recovery or maturity, these investments are not considered other-than-temporarily impaired.

(3)	Loans

The components of loans are as follows (in thousands):

	At December 31,
	2004	2003
Commercial	$4,425	3,904
Commercial real estate	57,436	41,091
Residential real estate	18,050	14,227
Consumer	2,356	1,826

	82,267	61,048
Add (subtract):
Net deferred loan costs	39	66
Allowance for loan losses	(864)	(654)

Loans, net	$81,442	60,460

(continued)

SUNCOAST BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(3)	Loans, Continued

An analysis of the change in the allowance for loan losses follows (in thousands):

	Years Ended December 31,
	2004	2003
Beginning balance	$654	518
Provision for loan losses	210	136

Ending balance	$864	654

There are no impaired loans as of December 31, 2004 and 2003.

Nonaccrual and accruing past due loans were as follows (in thousands):

	Years Ended December 31,
	2004	2003
Total nonaccrual loans	$302	—
Total loans past due ninety days or more and still accruing	—	—

Total	$302	—

(4)	Premises and Equipment

A summary of premises and equipment follows (in thousands):

	At December 31,
	2004	2003
Land	$1,493	—
Leasehold improvements	288	269
Furniture, fixtures and equipment	675	539
Construction in progress	16	—

Total, at cost	2,472	808
Less accumulated depreciation and amortization	(601)	(464)

Premises and equipment, net	$1,871	344

(continued)

SUNCOAST BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(4)	Premises and Equipment, Continued

The Company leases its main office facility under an operating lease. The term of the lease is for five years with two-five year renewable options. The Company also leases its branch office. The lease term is for ten years and contains one-five year renewal option. In addition, the Company leases space as an operations center which opened in February, 2004. The lease term is for three years and contains one-three year renewal option. All leases contain escalation clauses over the terms of the leases. Rent expense under operating leases during the years ended December 31, 2004 and 2003 was approximately $149,000 and $136,000, respectively. Future rentals over the remaining noncancellable lease terms are approximately as follows (in thousands):

Year Ending December 31,	Amount
2005	$152
2006	160
2007	156
2008	159
2009	112
Thereafter	46

Total minimum lease payments	$785

On November 4, 2004 the Bank purchased land on State Road 64 in Bradenton, Florida for a future branch site. The total cost including closing costs for the land was $1,493,000. The Bank expects to open the branch in the fourth quarter of 2005.

(5)	Deposits

The aggregate amount of time deposits with a minimum denomination of $100,000, was approximately $20,065,000 and $10,371,000 at December 31, 2004 and 2003, respectively.

A schedule of maturities of time deposits at December 31, 2004 is as follows (in thousands):

Year Ending December 31,	Amount
2005	$15,576
2006 and 2007	14,871
2008 and 2009	4,899

$35,346

(continued)

SUNCOAST BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(6)	Repurchase Agreement Program

The Company is an agent for a customer and acts on behalf of the customer in investing the customer’s funds in a tri-party repurchase agreement program administered by another financial institution. At December 31, 2004 and 2003, the balance in the account was approximately $504,000 and $501,000, respectively. This is an off-balance sheet item.

(7)	Financial Instruments

The estimated fair values of the Company’s financial instruments were as follows (in thousands):

	At December 31,
	2004		2003
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and cash equivalents	$6,878	6,878	10,413	10,413
Securities available for sale	9,446	9,446	10,133	10,133
Loans, net	81,442	81,053	60,460	60,551
Accrued interest receivable	315	315	250	250
Federal Reserve Bank stock	225	225	219	219
Federal Home Loan Bank stock	166	166	151	151

Financial liabilities:
Deposit liabilities	84,836	84,726	74,677	75,085
Federal funds purchased and other borrowings	1,987	1,987	501	501

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments are unused lines of credit, commitments to extend credit and standby letters of credit and may involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated balance sheet. The contract amounts of these instruments reflect the extent of involvement the Company has in these financial instruments.

The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments as it does for on-balance-sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company upon extension of credit is based on management’s credit evaluation of the counterparty.

Standby letters of credit are conditional lending commitments issued by the Company to guarantee the performance of a customer to a third party, and to support public and private borrowing arrangements. Essentially all letters of credit issued have expiration dates within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company generally holds collateral supporting those commitments.

(continued)

SUNCOAST BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(7)	Financial Instruments, Continued

Commitments to extend credit typically result in loans with a market interest rate when funded. A summary of the amounts of the Company’s financial instruments, with off-balance-sheet risk at December 31, 2004 follows (in thousands):

	Contract Amount	Carrying Amount	Estimated Fair Value
Unused lines of credit	$19,470	—	—

Commitments to extend credit	$930	—	—

Standby letters of credit	$838	—	—

(8)	Income Taxes

Income taxes consisted of the following (in thousands):

	Year Ended December 31,
	2004	2003
Deferred:
Federal	$231	76
State	40	13

Total deferred	$271	89

The reasons for the differences between the statutory Federal income tax rate and the effective tax rate are summarized as follows ($ in thousands):

	Year Ended December 31,
	2004		2003
	Amount	%	Amount	%
Income taxes at statutory rate	$242	34.0%	$80	34.0%
Increase resulting from:
State income taxes, net of Federal tax benefit	26	3.7	8	3.4
Other	3.4		1.6

Income taxes	$271	38.1%	$89	38.0%

(continued)

SUNCOAST BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(8)	Income Taxes, Continued

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows (in thousands):

	At December 31,
	2004	2003
Deferred tax assets:
Net operating loss carryforwards	$264	579
Organizational and start-up costs	—	17
Allowance for loan losses	252	173
Unrealized loss on securities available for sale	24	28

Gross deferred tax assets	540	797

Deferred tax liabilities:
Accrual to cash conversion	(77)	(62)
Depreciation	(3)	(4)
Deferred loan costs	(62)	(58)

Gross deferred tax liabilities	(142)	(124)

Net deferred tax asset	$398	673

At December 31, 2004, the Company had net operating loss carryforwards of approximately $701,000 available to offset future Federal and state taxable income. These carryforwards are due to expire as follows (in thousands):

Year	Amount
2020	$60
2021	641

$701

(9)	Related Party Transactions

In the ordinary course of business, the Bank makes loans at terms and rates prevailing at the time to officers, directors and their affiliates. At December 31, 2004 and 2003, the total balance of loans to such related parties was approximately $4,953,000 and $4,600,000, respectively. As of the same date, these individuals and entities had approximately $5,319,000 and $3,663,000, respectively of funds on deposit with the Bank.

(continued)

SUNCOAST BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(10)	Credit Risk

The Bank grants the majority of its loans to borrowers throughout Sarasota County, Florida. Although the Bank has a diversified loan portfolio, a significant portion of its borrowers’ ability to honor their contracts is dependent upon the economy in Sarasota County, Florida.

(11)	Earnings Per Share

Earnings per share (“EPS”) of common stock has been computed on the basis of the weighted-average number of shares of common stock outstanding. In 2004, outstanding common stock options were considered dilutive securities for purposes of calculating diluted EPS which is computed using the treasury stock method. In 2003, because of prior year loss stock options were antidilutive, there were 734,981 shares outstanding during the 2003 periods. For the year ended December 31, 2003, the preferred stock is not considered dilutive using the if converted method. All per share amounts reflect the 5% stock dividend declared on August 10, 2004. The following table presents the calculations of the weighted-average number of shares for diluted EPS (dollars in thousands, except share amounts):

	Earnings	Weighted- Average Share	Per Shares Amount
Year Ended December 31, 2004:
Basic EPS:
Net earnings available to common stockholders	$267	734,981	$.36

Effect of dilutive securities:
Incremental shares from assumed conversion of options	—	13,097
Incremental shares from assumed conversion of preferred stock	175	868,929

Diluted EPS:
Net earnings available to common stockholders and assumed conversions	$442	1,617,007	$.27

Year Ended December 31, 2003:
Basic EPS:
Net earnings available to common stockholders	$99	734,981	$.13

Effect of dilutive securities-
Incremental shares from assumed conversion of options	—	—

Diluted EPS:
Net earnings available to common stockholders and assumed conversions	$99	734,981	$.13

(continued)

SUNCOAST BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(12)	Stock Options

The Company has both an Employee and Director Stock Option Plan. Under the Employee Stock Option Plan, the exercise price of the stock options must at least equal the fair market value of the common stock on the date of grant. Options granted under this plan are exercisable for 10 years from date of grant and vest in increments of 20% per year commencing one year from grant date. A total of 58,800 shares of common stock have been reserved under this Plan. At December 31, 2004, 12,600 stock options remain available for grant.

Under the Director Stock Option Plan, the exercise price of the stock options is the fair market value of the common stock on the date of grant. The options have a ten year term. These options vest in increments of 20% per year commencing one year from grant date. A total of 44,100 shares of common stock have been reserved under this Plan. All per share amounts reflect the 5% stock dividend declared on August 10, 2004. At December 31, 2004, all stock options have been granted under this plan ($ in thousands, except per share information).

	Number of Shares	Range of Per Share Option Price	Weighted- Average Per Share Price	Aggregate Option Price
Outstanding at December 31, 2002	73,500	$9.52	9.52	700
Forfeited	(2,100)	(9.52)	(9.52)	(20)

Outstanding at December 31, 2003	71,400	9.52	9.52	680
Granted	18,900	11.38-11.90	11.45	216

Outstanding at December 31, 2004	90,300	$9.52-11.90	9.93	896

The weighted-average remaining contractual life of the outstanding stock options at December 31, 2004 and 2003 was 5.7 years and 5.7 years, respectively.

These options are exercisable as follows:

Year Ending	Number of Shares	Weighted-Average Exercise Price
Currently	71,400	$9.52
2005	3,780	11.45
2006	3,780	11.45
2007	3,780	11.45
2008	3,780	11.45
2009	3,780	11.45

	90,300	$9.93

(continued)

SUNCOAST BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(13)	Regulatory Matters

Banking regulations place certain restrictions on dividends and loans or advances made by the Bank to the Holding Company.

The Bank is subject to various regulatory capital requirements administered by the regulatory banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank’s and Company’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and percentages (set forth in the following table) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2004, the Bank met all capital adequacy requirements to which it is subject.

As of December 31, 2004, the most recent notification from the regulatory authorities categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage percentages as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Bank’s category. The Bank’s actual capital amounts and percentages are also presented in the table (dollars in thousands).

	Actual		For Capital Adequacy Purposes		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	%	Amount	%	Amount	%
As of December 31, 2004:
Total capital to Risk-Weighted Assets	$14,269	15.28%	$7,471	8.00%	$9,339	10.00%
Tier I Capital to Risk-Weighted Assets	13,405	14.35	3,736	4.00	5,604	6.00
Tier I Capital to Average Assets	13,405	13.32	4,027	4.00	5,033	5.00

As of December 31, 2003:
Total capital to Risk-Weighted Assets	7,739	11.10	5,778	8.00	6,973	10.00
Tier I Capital to Risk-Weighted Assets	7,085	10.16	2,789	4.00	4,184	6.00
Tier I Capital to Average Assets	7,085	9.59	2,956	4.00	3,695	5.00

In connection with its conversion to a state bank on January 1, 2003, the Bank agreed that until December 31, 2004, it would maintain a Tier 1 capital ratio of at least 8%.

(continued)

SUNCOAST BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(14)	Sale of Preferred Stock

In 2004, the Company sold 480,000 shares of cumulative convertible preferred stock for proceeds of $5,913,000, net of issuance cost of approximately $87,000. Dividends are cumulative and will accrue from the original issue date whether or not declared by the Board of Directors. The cumulative convertible preferred stock is manditorily convertible into common stock at a conversion price of $10.50 per share (subject to antidilution adjustments) on the earlier of December 31, 2006 or a change of control of the Company. In addition, per share cumulative dividends of shares of preferred stock computed at 6% per annum will be paid on December 31, 2005 and 2006.

In 2003, the Company sold 225,400 shares of cumulative convertible preferred stock for proceeds of $2,219,000, net of issuance cost of approximately $35,000. Preferred stock dividends are cumulative and will accrue from the original issue date whether or not declared by the Board of Directors. The Company issued 15,575 shares of preferred stock as dividends on September 30, 2004. The cumulative convertible preferred stock is manditorily convertible into common stock at a conversion price of $8.10 per share (subject to antidilution adjustments) on the earlier of September 30, 2005 or a change of control of the Company. In addition, per share cumulative dividends of shares of preferred stock computed at 6% per annum payable on September 30, 2004 and 2005.

Cumulative accrued dividends on all preferred stock totaled $66,000 at December 31, 2004.

(15)	Parent Company Only Financial Information

The Holding Company’s unconsolidated financial information is as follows (in thousands):

Condensed Balance Sheets

	At December 31,
	2004	2003
Assets
Cash	$507	70
Investment in subsidiary	13,369	7,389
Other assets	58	39

Total assets	$13,934	7,498

Liabilities and Stockholders’ Equity
Other liabilities	141	46
Stockholders’ equity	13,793	7,452

Total liabilities and stockholders’ equity	$13,934	7,498

(continued)

SUNCOAST BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(15)	Parent Company Only Financial Information, Continued

Condensed Statements of Operations

	Years Ended December 31,
	2004	2003
Revenues	$1	1
Expenses	(32)	(37)

Loss before earnings of subsidiary	(31)	(36)
Earnings of subsidiary	473	181

Net earnings	$442	145

Condensed Statements of Cash Flows

	Years Ended December 31,
	2004	2003
Cash flows from operating activities:
Net earnings	$442	145
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:
Equity in undistributed earnings of subsidiary	(473)	(181)
Net increase in other assets	(19)	(21)
Net increase in other liabilities	75	—

Net cash provided by (used in) operating activities	25	(57)

Cash flows from investing activity - Investment in subsidiary	(5,500)	(2,170)

Cash flows from financing activity - Issuance of preferred stock, net	5,912	2,219

Net increase (decrease) in cash	437	(8)
Cash at beginning of the year	70	78

Cash at end of year	$507	70

Supplemental disclosure of cash flow information - Noncash transactions:
Change in investment in subsidiary due to change in accumulated other comprehensive income, net of tax	$7	(123)

Preferred stock dividends payable	$(66)	(46)

(continued)

SUNCOAST BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(16)	Selected Quarterly Results (Unaudited)

Selected quarterly results of operations for the four quarters ended December 31, 2004 and 2003 are as follows. All per share amounts reflect the 5% stock dividend declared on August 10, 2004 (in thousands, except share amounts):

	2004
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Interest income	$1,310	1,219	1,106	1,023
Interest expense	451	432	403	364

Net interest income	859	787	703	659
Provision for loan losses	51	37	81	41

Net interest income after provision for loan losses	808	750	622	618
Noninterest income	24	29	27	28
Noninterest expense	529	571	537	556

Earnings before income taxes	303	208	112	90
Income tax provision	115	79	43	34

Net earnings	188	129	69	56
Preferred stock dividends	(66)	(34)	(34)	(42)

Net earnings applicable to common stockholders	$122	95	35	14

Basic earnings per common share	$.17	.13	.05	.02

Diluted earnings per common share	$.08	.12	.05	.02

	2003
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Interest income	$970	862	822	795
Interest expense	326	305	323	306

Net interest income	644	557	499	489
Provision for loan losses	78	18	19	21

Net interest income after provision for loan losses	566	539	480	468
Noninterest income	27	25	13	25
Noninterest expense	470	471	465	503

Earnings (loss) before income taxes	123	93	28	(10)
Income tax provision (benefit)	47	35	11	(4)

Net earnings (loss)	76	58	17	(6)
Preferred stock dividends	(19)	(27)	—	—

Net earnings (loss) applicable to common stockholders	$57	31	17	(6)

Basic and diluted earnings per common share	$.08	.04	.02	.01

(continued)

SUNCOAST BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(17)	Stock Dividend

On August 10, 2004 the Board of Directors declared a 5% stock dividend to all common shareholders of record September 20, 2004. The dividend was paid on September 30, 2004.